Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Leaders Outlook Series I/IR

Supplement dated August 25, 2025 to the product notice dated April 30, 2025

The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Series I/IR of Leaders Outlook, Leaders Elite Outlook, Leaders Solution Outlook, Huntington Leaders Outlook, Classic Leaders Outlook, and Nations Outlook Variable Annuity.
The following supplements and amends the above mentioned product notice. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for certain funds are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
American Funds Asset Allocation Fund - Class 2 Adviser: Capital Research and Management Company	0.55%
American Funds Capital World Growth and Income Fund - Class 2 Adviser: Capital Research and Management Company	0.66%*
American Funds Washington Mutual Investors Fund - Class 2 Adviser: Capital Research and Management Company	0.52%*
MFS® Research Series - Initial Class Adviser: Massachusetts Financial Services Company	0.74%*

HV-8201